Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

Bolt Threads to Leverage Ginkgo Bioworks’ Platform for Commercial

Strain Optimization of B-silkTM Protein

BOSTON and EMERYVILLE, August 5, 2021 — Bolt Threads, a biotechnology company creating the next generation of advanced materials, and Ginkgo Bioworks, Inc. (“Ginkgo”), which is building the leading horizontal platform for cell programming, today announced a partnership. Ginkgo, which recently announced a business combination with Soaring Eagle Acquisition Corp. (Nasdaq:SRNG), serves customers across industries seeking to develop new and better products. Bolt Threads seeks to leverage Ginkgo’s long-established expertise in strain engineering to improve the sustainability, efficiency and cost effectiveness of its b-silkTM protein manufacturing process.

Bolt Threads’ team of engineers and designers have spent nearly a decade at the forefront of the synthetic biology industry, securing partnerships with consumer brands including Kering, Stella McCartney, adidas and lululemon to bring advanced biological materials to consumers around the globe. In recent years, Bolt Threads has developed b-silk protein, an innovative ingredient inspired by the strength and elasticity of spider silk. Through clinical trials, Bolt Threads has proven that b-silk protein is able to deliver silk-like softness, provide powerful skin defense, and has the potential to sustainably replace synthetic ingredients, like silicone, in skin and hair care products. While b-silk protein is currently available for purchase in premium product lines like Vegamour, this new partnership will leverage Ginkgo’s strain engineering capabilities with the goal of improving the production efficiency of b-silk protein, scaling b-silk protein to more mass availability, and potentially unlocking further applications for the clean beauty and personal care industries.

“We are thrilled to be working with Bolt Threads, one of the longstanding innovative product designers in synthetic biology, to support their innovation in the beauty and personal care industries,” said Jason Kelly, co-founder and CEO at Ginkgo Bioworks. “We believe in the power of biology to transform every industry that produces physical goods and have built our platform to enable innovators like Bolt Threads to bring their vision to life.”

“Ginkgo’s expertise in engineering biology will enable us to accelerate our work transforming the clean beauty and personal care industries with new, sustainable ingredients that have been previously inaccessible to consumers,” said David Breslauer, co-founder and Chief Scientific Officer at Bolt Threads. “B-silk protein has the potential to bring new performance properties to everyday products while utilizing truly sustainable production processes at scale.”

Companies across numerous industries use Ginkgo’s cell programming platform to find more effective, environmentally friendly ways to create products including food ingredients, fragrances, cosmetics, medicines, and more. By enabling the design of organisms that can produce valuable biological products, Ginkgo helps accelerate the development of innovative, bio-based solutions to the world’s most pressing environmental challenges.

About Bolt Threads

Bolt Threads is on a mission to create way better materials for a way better world, developing sustainable solutions for the apparel and beauty industries. With nature as inspiration, Bolt Threads invents and scales credible materials that put us on a path towards a more sustainable future. In 2020, Bolt Threads announced the Mylo™ consortium with iconic global companies – adidas, Kering, lululemon, and Stella McCartney – coming together to secure exclusive access to its mycelium-based leather alternative, Mylo™. Bolt Threads is based in Emeryville, Calif. and was a Fast Company Most Innovative company in 2019 and 2018. For additional information, please visit www.boltthreads.com.

About Ginkgo Bioworks

Ginkgo is building a platform to enable customers to program cells as easily as we can program computers. The company’s platform is enabling biotechnology applications across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. Ginkgo is also actively supporting a number of COVID-19 response efforts, including K-12 pooled testing, vaccine manufacturing optimization and therapeutics discovery. In May 2021, Ginkgo announced a business combination with Soaring Eagle Acquisition Corp. (Nasdaq:SRNG), which, if completed, will result in Ginkgo, through a parent entity, Ginkgo Bioworks Holdings, Inc., becoming a public company. The transaction is expected to close in the third quarter of 2021, subject to regulatory and shareholder approvals, and other customary closing conditions. For more information, visit www.ginkgobioworks.com.

MEDIA CONTACT:

press@ginkgobioworks.com

INVESTOR CONTACT:

investors@ginkgobioworks.com

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the transaction, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SRNG filed a registration statement on Form S-4/A with the SEC on July 16, 2021, which included a proxy statement of SRNG and a prospectus of SRNG. The definitive proxy statement/prospectus will be sent to all SRNG shareholders as of the record date to be established for voting on the proposed business combination and Ginkgo stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

SRNG’s and Ginkgo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in

SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.